UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                              SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING              0-17204

                                                               CUSIP NUMBER
                                                                45663L 40 3

(Check One): [ ] Form 10-K   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:  June 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended: __________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________

______________________________________________________________________________

PART I - REGISTRANT INFORMATION


Infinity, Inc.
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Full Name of Registrant


211 West 14th Street
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Address of Principal Executive Office (Street and Number)


Chanute, Kansas 66720
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule
      12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's Chief Financial Officer has been required to devote a substantial portion of his time to prepare financial information needed in connection with seeking financing for the Registrant's operations. This has prevented him from completing his work on the Form 10-Q in sufficient time to file it by the due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


           Jon D. Klugh                    (620)           431-6200
     ------------------------            -----------  ------------------
             (Name)                      (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no,
identify report(s). [ X ]Yes   [  ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?   [ X ]Yes   [  ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. [See attachment]

______________________________________________________________________________


                              Infinity, Inc.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 15, 2003         By:/s/ Jon D. Klugh
                                 ----------------------------------------
                                 Jon D. Klugh, Chief Financial Officer

Attachment to Form 12b-25 for Infinity, Inc.

Part IV, Item (3):

     Infinity, Inc. (Infinity) incurred a net loss after taxes of $(0.2) million, or $(0.03) per fully diluted share, in the quarter ended June 30, 2003 compared to a net loss after taxes of $(0.4) million, or $(0.06) per fully diluted share in the quarter ended June 30, 2002. The decreased net loss was due to increased revenues in both oil and gas sales and oilfield services.

    Infinity incurred a net loss of $(0.8) million, or $(0.11) per fully diluted share, in the six month period ended June 30, 2003 compared to a net loss after taxes of $(0.7) million, or $(0.10) per fully diluted share in the six month period ended June 30, 2002. The decreased net loss was also due to increased oil and gas sales and oilfield services revenues.